FORM 11-K
                     U.S SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

     For the fiscal year ended September 30, 2004 OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                        Commission file number 0-23333


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Timberland Bank 401 (k) Profit Sharing Plan

B: Name of issuer of securities held pursuant to the plan and the address of its principal executive Office:

                             Timberland Bank
                           624 Simpson Avenue
                        Hoquiam, Washington 98550

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Financial Statements and Exhibits
---------------------------------

(a)  Financial Statements

     The Timberland Bank 401(k) Profit Sharing Plan became effective as of December 4, 1970, and was restated effective October 1, 2000. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of September 30, 2004 and 2003 and for the year ended September 30, 2004.

(b)  Exhibit 23 Consent of Independent Auditors




                                  Signatures

     The Plan: Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                  /s/ Dean J. Brydon
                  ----------------------------------------------------------
                  Administrator, Timberland Bank 401 (k) Profit Sharing Plan


               By:  /s/ Dean J. Brydon
                    ------------------------------------
                    Dean J. Brydon                      (name)
                    ------------------------------------
                    Chief Financial Officer             (title)
                    ------------------------------------
                    Timberland Bank                     (bank)
                    ------------------------------------

Date:  February 11, 2005

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Timberland Bank 401(k) Profit Sharing Plan

Financial Report
September 30, 2004

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                                                           Timberland

                                                                 Bank

                                                               401(k)

                                                               Profit

                                                              Sharing

                                                                 Plan



                                                            Financial

                                                               Report



                                                         September 30

                                                                 2004

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Contents
------------------------------------------------------------------------------

Report of Independent Registered Public Accounting Firm...................  1


Financial Statements

Statements of Net Assets Available for Benefits...........................  2

Statement of Changes in Net Assets Available for Benefits.................  3

Notes to Financial Statements............................................. 4-7


Supplemental Schedule

Schedule of Assets (Held at End of Year)..................................  8

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                    [McGladrey & Pullen, LLP Letterhead]


            Report of Independent Registered Public Accounting Firm



To the Audit Committee of the
Timberland Bank 401(k) Profit Sharing Plan
Hoquiam, Washington


We have audited the accompanying statements of net assets available for benefits of Timberland Bank 401(k) Profit Sharing Plan (the Plan) as of September 30, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended September 30, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of September 30, 2004 and 2003, and the changes in its financial status for the year ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as of September 30, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/McGladrey & Pullen, LLP

McGladrey & Pullen, LLP

Tacoma, Washington
December 2, 2004

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                                                            Financial

                                                           Statements

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Statements of Net Assets Available for Benefits
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
September 30, 2004 and 2003


                                                           2004        2003

Assets
  Investments (participant directed)                   $7,251,672   $6,500,372
  Employer contributions receivable                       553,629      496,776
  Employee receivable                                       6,113          - -
  Cash                                                      7,704        5,805
  Accrued income                                              472          400

  Total assets                                          7,819,590    7,003,353

Liabilities                                                   - -          - -

  Net assets available for benefits                    $7,819,590   $7,003,353



See notes to financial statements.

                                       2

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Statement of Changes in Net Assets Available for Benefits
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
Year Ended September 30, 2004


Additions to Net Assets
  Investment income:
    Net appreciation in fair value of investments                $    34,350
    Dividends                                                        104,660
  Total investment income                                            139,010

  Contributions:
    Employer                                                         553,629
    Participant                                                      249,193
  Total contributions                                                802,822

  Total additions to net assets                                      941,832

Deductions from Net Assets
  Benefits paid to participants                                      103,128
  Administrative expenses                                             22,467
  Total deductions from net assets                                   125,595

  Net increase                                                       816,237

Net Assets Available for Benefits
  Beginning of year                                                7,003,353

  End of year                                                     $7,819,590


See notes to financial statements.

                                       3

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Notes to Financial Statements
------------------------------------------------------------------------------

Timberland Bank 401(k) Profit Sharing Plan
September 30, 2004 and 2003


Note 1 - Description of the Plan

The following description of Timberland Bank 401(k) Profit Sharing Plan (the
Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of Timberland Bank (the Company) who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the wholly owned subsidiary of Timberland Bancorp, Inc.

Contributions and Participant Investment Options

The Plan participants may contribute up to the maximum of pretax annual compensation as set by law. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes an annual safe harbor contribution of 3% of eligible compensation, with additional amounts contributed at the option of its board of directors. For the year ended September 30, 2004, the Company contributed a total of 10% of total eligible participant compensation.

Participants must direct their salary deferral contributions and their allocated share of the safe harbor contribution and the employer contributions, if any, into a variety of investment choices, as made available and determined by the Plan administrator, which are more fully described in the Plan's literature.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of: (a) the Company's contributions, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in all deferral, rollover and safe harbor contributions, plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of accounts, plus earnings thereon, is based on years of credited service. Participants are fully vested after six years of credited service. A participant's accrued benefit derived from employer contributions is also 100% nonforfeitable upon attaining age 65, or if the participant's separation from service is a result of death or disability.


(continued)

                                       4

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Notes to Financial Statements
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
September 30, 2004 and 2003


Note 1 - Description of the Plan (concluded)

Payment of Benefits

On termination of service, a participant with an accrued benefit of $5,000 or less will receive a lump-sum amount equal to the value of the vested interest in their account. The distribution date will be the earliest administratively feasible date for participants that attain normal retirement age or age 55 with 10 years of service. Distributions for participants that do not meet these requirements will be made as soon as administratively feasible in the Plan year following separation of service. Participants with an accrued benefit in excess of $5,000 may leave the funds in the Plan or elect to receive a lump-sum distribution.

Forfeited Accounts

At September 30, 2004, forfeited, nonvested accounts totaled $27,721. These accounts will be reallocated to participants in the same manner as employer contributions.


Note 2 - Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value common stock and mutual funds. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on the trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.


                                     5

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Notes to Financial Statements
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
September 30, 2004 and 2003


Note 3 - Investments

The following presents, separately, identified investments that represent 5% or more of the Plan's net assets at September 30:

                                                           2004        2003

Timberland Bancorp, Inc. Common Stock                  $4,345,658   $4,799,885

Mutual Funds
  First American Small Cap Growth Fund                    758,499      238,382
  First American Strategy Growth Allocation Fund          732,259      311,848
  First American Equity Index Fund                        564,923      226,270
  First American Prime Obligations Fund                   474,973      708,239
  First American Strategy Aggressive Allocation Fund      375,360      215,748

                                                       $7,251,672   $6,500,372

** The fund balance has been included in other - mutual funds, as the fund did not exceed 5% of the Plan's net assets at year-end.

During 2004 the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $34,350 as follows:

Mutual funds                                                        $142,403
Common stock                                                        (108,053)

  Net appreciation in fair value of investments                    $  34,350


Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

                                     6

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Notes to Financial Statements
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
September 30, 2004 and 2003


Note 5 - Tax Status/Non-Standardized Prototype Plan

Effective October 1, 1997, the Plan adopted a nonstandardized form of a prototype plan sponsored by Actuarial Planning Group, Inc. The prototype plan received an opinion letter, dated August 30, 2001, from the Internal Revenue Service which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended subsequent to receiving the opinion letter. However, the Plan administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code.

The Internal Revenue Service is currently examining the Plan's records and tax filings for the year ended September 30, 2002. Management has not received notification of any issues and believes there will be no findings that would affect reported amounts or the Plan's exempt status.


Note 6 - Administration of Plan Assets

Certain Plan investments are shares of mutual funds managed by US Bank. US Bank is the trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $22,467 for the year ended September 30, 2004.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officers or employees receive compensation from the Plan. Other administrative and management fees of the Plan are paid directly by the Company.


Note 7 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participant account balances and the amounts reported on the statements of net assets available for benefits.


                                       7

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                                                         Supplemental

                                                             Schedule

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Schedule of Assets (Held at End of Year)
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
September 30, 2004


EIN:  91-0260220
Plan Number:  001


    (a) and (b)     (c)                                       (d)    (e)
    Identity of                                               Cost   Current
    Issue,          Description of Investment,                        Value
    Borrower,       Including Maturity Date,
    Lessor or       Rate of Interest, Collateral,
    Similar Party   Par or Maturity Value (pv or mv)

**  US Bank         First American Strategy Aggressive
                      Allocation Fund                           *   $  375,360

**  US Bank         First American Prime Obligations Fund       *      474,973

**  US Bank         First American Equity Index Fund            *      564,923

**  US Bank         First American Strategy Growth
                      Allocation Fund                           *      732,259

**  US Bank         First American Small Cap Growth Fund        *      758,499

**  Timberland
     Bancorp, Inc.  Common Stock, $0.01 par value               *    4,345,658

                                                                    $7,251,672

  *   Historical cost not required for participant-directed accounts.

  **  Represents a party-in-interest.

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                                  8

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                    [McGladrey & Pullen, LLP Letterhead]

         CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-116163, filed June 4, 2004) of Timberland Bancorp, Inc. of our report dated December 2, 2004, appearing in this Annual Report on Form 11-K of Timberland Bank 401(k) Profit Sharing Plan for the year ended September 30, 2004.


/s/McGladrey & Pullen, LLP

McGladrey & Pullen, LLP
Tacoma, Washington
February 14, 2005

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